UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM N-17f-2

               Certificate of Accounting of Securities and Similar
                          Investments in the Custody of
                         Management Investment Companies
                    Pursuant to Rule 17f-2 [17 CFR 270.17F-2]

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
-------------------------------------------------- --------------------- --------------------- ------------------------------------

1. Investment Company Act File Number:                                                         Date examination completed:

811-752                                                                                        October 31, 1998
-------------------------------------------------- -------------------- ---------------------- -------------------------------------

2. State identification Number:
        --------------------- -------------------- --------------------- --------------------- ---------------------- --------------

        AL                    AK                   AZ                    AR                    CA                     CO
        --------------------- -------------------- --------------------- --------------------- ---------------------- --------------

        CT                    DE                   DC                    FL                    GA                     HI
        --------------------- -------------------- --------------------- --------------------- ---------------------- --------------

        ID                    IL                   IN                    IA                    KS                     KY
        --------------------- -------------------- --------------------- --------------------- ---------------------- --------------

        LA                    ME                   MD                    MA                    MI                     MN
        --------------------- -------------------- --------------------- --------------------- ---------------------- --------------

        MS                    MO                   MT                    NE                    NV                     NH
        --------------------- -------------------- --------------------- --------------------- ---------------------- --------------

        NJ                    NM                   NY                    NC                    ND                     OH
        --------------------- -------------------- --------------------- --------------------- ---------------------- --------------

        OK                    OR                   PA                    RI                    SC                     SD
        --------------------- -------------------- --------------------- --------------------- ---------------------- --------------

        TN                    TX                   UT                    VT                    VA                     WA
        --------------------- -------------------- --------------------- --------------------- -------------------------------------

        WV                    WI                   WY                    PUERTO RICO
        --------------------- -------------------- --------------------- --------------------- -------------------------------------

        Other (specify):
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
3. Exact name of investment company as specified in registration statement:

Mutual Investment Fund of Connecticut, Inc.
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5. Address of principal  executive  office (number,  street,  city,  state,  zip code):

450 Church Street, Hartford, Connecticut 06103
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INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

Investment Company

1. All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

          THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

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Management Statement Regarding Compliance With
Certain Provisions of the Investment Company Act of 1940

We, as members of management of Mutual Investment Fund of Connecticut, Inc. (the "Fund"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining an effective internal control structure over compliance with those requirements. We have performed an evaluation of the Company's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of October 31, 1998.

Based on this evaluation, we assert that the Fund was in compliance with those provisions of Rule 17f-2 of the Investment Company Act of 1940 as of October 31, 1998 with respect to securities and similar investments as reflected in the investment account of the fund.



Mutual Investment Fund of Connecticut, Inc.

By:


/s/Gary C. Smith
Gary C. Smith
President
Mutual Investment Fund of Connecticut, Inc.


/s/Lindsey R. Pinkham
Lindsey R. Pinkham
Secretary & Treasurer
Mutual Investment Fund of Connecticut, Inc.

                        Report of Independent Accountants


To the Board of Directors of
Mutual Investment Fund of Connecticut, Inc.



We have examined management's assertion about Mutual Investment Fund of Connecticut, Inc.'s (the "Fund") compliance with the requirements of subsections
(b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of October 31, 1998 included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940. Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and accordingly included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of October 31, 1998, and the period from August 31, 1998 through October 31, 1998 with respect to agreement of purchases and sales of securities and similar investments:

      Confirmation   of  all   securities  and  similar   investments   held  by
     institutions in book entry form by the Depository Trust Company.

      Reconciliation of confirmation results as to all such securities and similar investments to the books and records of the Fund and the Custodian.

      Confirmation   of  all   unsettled   purchases  and  sales  of  securities
     transactions and short-term securities and applied alternative auditing procedures where confirmations were not obtained.

      Agreement of five security purchases and five security sales since our last examination from the books and records of the Fund to trade confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.

In our opinion, management's assertion that Mutual Investment Fund of Connecticut, Inc. was in compliance with the above mentioned provisions of Rule 17f-2 of the Investment Company Act of 1940 as of October 31, 1998 is fairly stated, in all material respects.

This report is intended solely for the information and use of management of Mutual Investment Fund of Connecticut, Inc. and Securities and Exchange Commission and should not be used for any other purpose.




/s/PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
New York, Nrew York
December 4, 1998